November 15, 2021

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Eiko Yaoita Pyles
        Andrew Blume

Re:     Brown-Forman Corporation
Form 10-K for the Fiscal Year Ended April 30, 2021
Filed June 21, 2021
File No. 001-00123

Ladies and Gentlemen,

Brown-Forman Corporation (the “Company,” “we,” “us,” “our”) submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated November 2, 2021 (the “Comment Letter”), with respect to the above referenced filing. For convenience, we have provided the heading and text of each comment in the Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended April 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note that you present non-GAAP measures adjusted for the "estimated net change in distributor inventories." Please clarify for us what this adjustment represents and explain in sufficient detail how you calculate the amounts. Also tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM

The “estimated net change in distributor inventories” adjustment represents the period over period effect of changes in distributor inventories on changes in certain line items of the statements of operations. “Depletions” is a term commonly used in the beverage alcohol industry to describe volume. In this context, depletion means a shipment from our distributor customers to retailers and wholesalers. We believe that depletions measure volume in a way that more closely reflects consumer demand than our shipments to distributor customers.
We utilize volumetric shipment information and depletion information from our distributors to estimate the effect of distributor inventory changes. We believe this adjustment isolates the effect of fluctuating levels of distributor inventories on the statements of operations, which allows for a better understanding of our underlying sales to the end customer and known trends in our business.

We sell our products under contracts with different types of customers, depending on the market. Under GAAP (reported results), we recognize revenue when control of the product is transferred to the customer. Depending on the specific arrangement with each customer, control is transferred when the products are either shipped to or delivered to the customer. In the United States, which largely prohibits spirits and wine manufacturers from selling their products directly to consumers, and in certain other markets, we rely on third parties to distribute our brands. In those instances, that shipment does not immediately make its way to our consumers; therefore, there can be a lag between our GAAP sales and the actual demand for our product by consumers, while those goods remain in third-party distributor inventories. This adjustment provides the Company the ability to compare year-over-year changes in our results on a basis that adjusts for the implied year-over-year changes in distributor inventories. By isolating the effect of changes in distributor inventories on our results, we can better understand the underlying sales to the end customer and known trends in our business. For example, if shipments to distributors substantially exceed our distributors’ downstream depletions in a given period, our GAAP net sales growth rate would likely be higher than the continuing trend. That is, we would generally expect our near-term, future GAAP net sales growth rate to decline (a known change in trend) as distributors reduce future orders in light of their elevated inventory position. In this way, we systematically adjust for, and provide a basis for explaining, a typical source of “noise” that affects our trends.

In order to calculate this adjustment, we perform the calculation outlined below on the relevant line items of the statement of operations to determine the dollar amounts that would have been presented if sales transactions were recognized at the time of depletion rather than at the time of shipment. We perform this calculation for the current period and the comparative prior year period. The difference in these two calculations are adjusted out of our reported (GAAP) numbers as the “estimated net change in distributor inventories.” These calculations are performed at a very detailed level, but this simplified example explains the concepts.

Using the monthly result for each particular line item of the P&L that is directly related to the sale of a unit of goods (for example, gross sales, discounts, variable cost) and performed at each brand market level (Germany Woodford Reserve, USA Jack Daniel’s,
BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM

etc.), the calculation starts with the reported (GAAP) amount, divides that by the number of volumetric shipments (the basis for recording the GAAP amount) to arrive at a per case amount. That per case amount is then multiplied by the number of volumetric depletions in that brand market combination to determine the “depletion-based” number. The difference between the reported GAAP number and the depletion-based number is compared to the same calculation for the prior year period to determine the “estimated net change in distributor inventories”.

We have considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures; however, we do not believe it applies in this context as we are not substituting individually tailored revenue recognition and measurement methods. Instead, as discussed above, we are identifying the component of the change in reported (GAAP) results that does not accurately reflect known trends. It is important to note that the “estimated net change in distributor inventory” adjustment cannot represent an acceleration of revenue recognition because a case must be shipped by the Company (the basis for revenue recognition) before it can be depleted by a third-party distributor. In any given period, the reported (GAAP) growth could be higher or lower than the underlying results. However, if accumulated over time, the underlying numbers cannot be larger than the reported (GAAP) results. The cumulative difference represents the goods that remain in distributors inventories.

Form 10-K for the Fiscal Year Ended April 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2. Please expand your disclosure to include discussion and analysis, with equal or greater prominence, of the most directly comparable GAAP financial measure to underlying measures. We note that your results of operations discussions primarily focus on the year-over-year changes in the underlying measures as opposed to movements in the GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

We acknowledge the Staff’s comment and advise the Staff that in future filings that contain a discussion of changes in non-GAAP financial measures we will include, with equal or greater prominence, a discussion of changes in the most directly comparable GAAP financial measures.

Notes to Consolidated Financial Statements
1. Accounting Policies
Inventories, page 63

BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM

3. You disclose that inventories are valued at the lower of cost or net realizable value. Please clarify if you recognize your LIFO inventories at the lower of cost or market or lower of cost or net realizable value and revise your disclosures accordingly. See ASC 330-10-35-1B through -7.

Response

We acknowledge the Staff’s comment and advise the Staff that in future filings we will revise our disclosures to clarify that we recognize our LIFO inventories at the lower of cost or market value. Our proposed revised disclosure (using data from our Form 10-K for the fiscal year ended April 30, 2021, filed with the SEC on June 21, 2021) is as follows:

“Approximately 51% of our consolidated inventories are valued at the lower of cost, using the last-in, first-out (LIFO) cost method, or market value. These inventories include the majority of the U.S. inventories. We value the remainder of our inventories at the lower of cost, using the first-in, first-out (FIFO) method, or net realizable value. FIFO cost approximates current replacement cost. If we had used the FIFO method for all inventories, they would have been $311 and $353 higher than reported at April 30, 2020 and 2021, respectively.”

If you have any questions or require any additional information, please contact me at 502-774-7287 or via e-mail at Leanne_Cunningham@B-F.com.

Sincerely,

/s/ Leanne Cunningham

Leanne Cunningham
Senior Vice President,
Chief Financial Officer

cc: Matthew E. Hamel, Executive Vice President and General Counsel
Kelli Nelson Brown, Senior Vice President and Chief Accounting Officer
Jaileah X. Huddleston, Vice President, Associate General Counsel and Corporate Secretary
BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM